Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on April 30, 2013.
Common shareholders for Income Opportunity voted as indicated below:
                                                                   Withheld
Income Opportunity      			Affirmative	   Authority

Re-election of James A. Jacobson - Class II
to serve until theannual meeting for the
2015-2016 fiscal year                            13,191,167         269,794
Re-election of John C. Maney+ - Class II to
serve until the annual meeting for the
2015-2016 fiscal year                            13,249,274         211,687

The other members of the Board of Trustees at the time of the meeting, namely,
 Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, Hans W. Kertess, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.

+ Interested Trustee